

April 1, 2013

Via E-mail
J A Kirk McKinnon
Chief Executive Officer
Energizer Resources Inc.
520-141 Adelaide Street West
Toronto, Ontario
Canada M5H 3L5

> **Re: Energizer Resources Inc.**
> **Amendment No. 2 to Form 10-K for Fiscal Year Ended June 30, 2012**
> **Filed March 22, 2013**
> **File No. 000-51151**

Dear Mr. McKinnon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 10-K for Fiscal Year Ended June 30, 2012

Item 13 – Certain Relationships and Related Transactions, and Director Independence, page 50

1.   We note your response to comment 5 in our letter dated March 13, 2013, and we reissue the comment. Please provide all of the information required by Item 404(a) of Regulation S-K, including the names of the related persons as required by Item 404(a)(1) of Regulation S-K. For example, please specify the names of the directors and officers of the company who had or will have a direct or indirect material interest in the transaction discussed in (a) on page 51. Please also specify the basis on which each director and officer is a related person and specify each director's or officer's position, relationship with, or ownership in Red Pine Exploration Inc., as applicable.

Exhibits

2.	We note your response to comment 6 in our letter dated March 13, 2013. Please file the Definitive Joint Venture Agreement in its entirety, including Annexures B and C.

	Please contact Tiffany Piland at (202) 551-3589 or me at (202) 551-3795 with any questions.

					Sincerely,

					/s/ John Reynolds

					John Reynolds
					Assistant Director